EXHIBIT 12.1

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

(Unaudited)

	Years Ended December 31,
	2006	2007	2008	2009	2010
Income from continuing operations before provision for income taxes	$72,033	$104,654	$159,133	$205,317	$270,125
Fixed charges	13,000	28,478	56,271	53,993	54,769
Amortization of capitalized interest, net of interest capitalized	—	(425)	(93)	44	2

Earnings available for fixed charges	$85,033	$132,707	$215,311	$259,354	$324,896

Fixed charges:
Interest expense, including amortization of debt issuance costs	$5,955	$17,755	$37,830	$32,252	$29,765
Capitalized interest	—	425	108	—	35
Portion of rental expense representative of interest	7,045	10,298	18,333	21,741	24,969

Total fixed charges	$13,000	$28,478	$56,271	$53,993	$54,769

Ratio of earnings to fixed charges	6.5	4.7	3.8	4.8	5.9